Exhibit 21

FBL FINANCIAL GROUP, INC.
Subsidiaries of FBL Financial Group, Inc.

State of Incorporation
Insurance Subsidiaries:
Farm Bureau Life Insurance Company	Iowa
Greenfields Life Insurance Company	Colorado
Noninsurance Subsidiaries:
FBL Assigned Benefit Company	Iowa
FBL Investment Management Services, Inc.	Iowa
FBL Marketing Services, L.L.C.	Iowa
FBL Financial Group Capital Trust	Delaware
FBL Financial Services, Inc.	Iowa
FBL Leasing Services, Inc.	Iowa
5400 Holdings, L.L.C.	Iowa